File No. 70-9625
                (Mountaineer Gas Acquisition)

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                 AMENDMENT NO. 5 to FORM U-1

                APPLICATION/DECLARATION UNDER

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              _________________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

                  Monongahela Power Company
                   (d/b/a Allegheny Power)
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554
             __________________________________

                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                 Hagerstown, Maryland 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                       Declaration to:

                  Thomas K. Henderson, Esq.
             Vice President and General Counsel
                   Allegheny Energy, Inc.
                    10435 Downsville Pike
                    Hagerstown, MD 21740

                   Robert R. Winter, Esq.
                   Deputy General Counsel
                       Allegheny Power
                    1310 Fairmont Avenue
                Fairmont, West Virginia 26554

                    Anthony Wilson, Esq.
                       Senior Attorney
              Allegheny Energy Service Company
                    10435 Downsville Pike
                    Hagerstown, MD 21740



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1.   Applicants hereby amends the application replacing
     Items 1 through 7 with the following:
                    TABLE OF CONTENTS                         Page
Item 1.  Description of the Proposed Transaction  . . . . . . . .3

     A.   Introduction  .. . . . . . . . . . . . . . . . . . . . 3

          1.   Authorization Requested. . . . . .. . . . . . . . 3

          2.   Overview of the Transaction  . . .. . . . . . . . 3

     B.   Description of the Parties to the Transaction. . . . . 3

          1.   Mountaineer Gas  . . . . . . . . . . . . . . . . .3

          2.   Monongahela Power  . . . .  . . . . . . . . . . . 4

     C.   Post Transaction Management and Operation . . . . . . .4

     D.   Financing . . . . . . . . . . . . . . . . . . . . . .  6

     E.   Capitalization Ratios . . . . . . . . . . . . . . . . .7

Item 2.  Fees, Commissions and Expenses . . . . . . . . . . . .  8

Item 3.  Applicable Statutory Provisions  . . . . . . . . . . .  8

     A.   Section 3(a)(2). . . . . . . . . . . . . . . . . . . . 8
     B.   Section 6, 7 & 12(b) . . . . . . . . . . .  . . . . . 13
     C.   Sections 9 & 10  . . . . . . . . . . . . . . . . . . .14
     D.   Section 10(c)(2). . . . . . . . . . . . . . .  . . . .14
     E.   Section 11(b) . . . . . . . . . . . . . . .  . . . . .17
     F.   Section 13(b) . . . . . . . . .  . . . . . . . . . . .23
     G.   Rule 54 Compliance .  .  . . . . . . . . . . . . . . .23

Item 4.  Regulatory Approvals . . . . . . . . . . . . . . . . . 23

Item 5.  Procedure  . . . . . . . . . . . . . . . . . . . . . . 24

Item 6.  Exhibits and Financial Statements  . . . . . . . . . ..24

     A.   Exhibits  . . . . . . . . . . . . . . . . . . . . .  .24

     B.   Financial Statements  . . . . . . . . . . . . . . . . 25

Item 7.  Information as to Environmental Effects  . . . . . . . 25



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Item No. 1.    Description of the Proposed Transaction

     A.   Introduction

          1.   Authorization Requested

      Monongahela  Power  Company ("Monongahela  Power"),  a
wholly   owned   combination  gas   and   electric   utility
subsidiary<F1> of Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended ("Act"), seeks authorization to indirectly acquire 100% of the outstanding securities of Mountaineer Gas Company ("Mountaineer Gas") headquartered in Charleston, West Virginia ("Transaction"). Upon completion of the Transaction, Monongahela Power will own 100% of the outstanding securities of Mountaineer Gas, a public utility
company.   As  a  holder of more than a 10%  interest  in  a
public utility company, Monongahela Power will be defined as a holding company as defined under the Act. Specifically, a "holding company" is defined in section 2(a)(7) of the Act to include any company that directly or indirectly owns 10% or more of the outstanding voting securities of a public utility company.

          2.   Overview of the Transaction

     Mountaineer Gas is owned by Eastern Systems Corporation ("ESC"), a West Virginia corporation that is owned by Energy Corporation of America ("ECA"). ECA is exempt from registration under section 3(a)(1) of the Act and by Rule 2 under the Act. Allegheny, ESC and ECA have entered into a Stock Purchase Agreement under which Monongahela Power, as Allegheny's assignee, proposes to acquire 100% of the outstanding securities of Mountaineer Gas for approximately $223 million in cash and the assumption of $100 million in long term debt securities. The purchase price is subject to adjustment after closing based upon the closing date balance sheet. The Transaction will be accounted for as a purchase. The purchase price is comparable to that paid in other similar transactions. Closing on the Transaction is planned for July 2000, assuming all necessary regulatory approvals have been obtained.

     B.   Description of the Parties

          1.   Mountaineer Gas

       Mountaineer Gas provides utility service to approximately 200,000 customers throughout West Virginia, including the cities of Wheeling, Martinsburg, Beckley, Huntington and Charleston. Mountaineer Gas' service territories are shown on the map attached hereto as Exhibit
E. Mountaineer Gas' principal place of business is located in Charleston, West Virginia. Mountaineer Gas owns Mountaineer Gas Services, an unregulated gas production

<F1> In Holding Company Act Release ("Holding Co. Act Release")
No. 27121, the Commission approved Monongahela Power's purchase of the electric assets and retention of gas assets of West Virginia Power. See Allegheny Energy, Inc., Holding Co. Act Release No.35-27121, Order Authorizing Retention of Assets (December 23, 1999).



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company,  which owns an interest in approximately 375  wells and has gas storage facilities under contract. Mountaineer Gas Services is primarily engaged in providing energy
procurement and marketing services to Mountaineer Gas.   For
the twelve months ended December 31, 1999, Mountaineer Gas had revenues of approximately $174 million. Mountaineer Gas' regulated activities contributed $162 million, or 94% of those revenues.

          2.     Monongahela Power

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. Allegheny has three regulated public utilities: Monongahela Power, a combination utility which provides electric and gas service to in part of West Virginia and Ohio; West Penn Power Company which provide electric service in Pennsylvania; and The Potomac Edison Company which provides electric service in Maryland, West Virginia, and Virginia. Collectively the Allegheny system utilities do business as Allegheny Power. Allegheny Power, operating as an integrated system, delivers electric and gas to 1.4 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia and West Virginia. Allegheny has several non-utility subsidiaries.<F2>

     Monongahela   Power   provides  electric   service   to
approximately   351,000   West   Virginia   customers    and
approximately 28,000 Ohio customers.<F3> Additionally, through its West Virginia Power division gas operations, Monongahela Power provides natural gas service to approximately 24,000
customers   in   West   Virginia.   Monongahela   Power   is
headquartered in Fairmont, West Virginia. For the twelve months ended December 31, 1999, Allegheny's revenues were approximately $2.8 billion. Monongahela Power contributed $673 million or 24% of Allegheny's revenues.

     C.   Post Transaction Management and Operations

     Mountaineer Gas will become a wholly owned subsidiary of Monongahela Power. Consistent with the treatment afforded the unregulated assets of West Penn Power in and the ongoing restructuring of Allegheny's generation, supply and unregulated activities, Monongahela Power may transfer Mountaineer Gas' unregulated production company, Mountaineer Gas Services, to Allegheny Supply.

<F2> Allegheny, through its wholly owned non-utility subsidiary
Allegheny  Energy Supply Company LLC. ("Allegheny  Supply"),
is a producer and marketer of electricity and other energy products. Allegheny Supply operates and markets competitive
retail   and  wholesale  electric  generation  and  operates
regulated electric generation for the portions of Allegheny Power not yet deregulated. Allegheny Supply operates over 4,100 MW of capacity from 19 units in 11 generating plants, located in southwestern Pennsylvania and West Virginia. Monongahela Power, Potomac Edison and Allegheny Supply jointly own Allegheny Generating Company ("AGC"), which owns a 40% undivided interest in a pumped-storage hydroelectric generating facility and related transmission facilities located in Bath County, Virginia ("Bath Project"). AYP Ventures, Inc. actively invests in and develops energy related and telecommunications projects.

<F3> Monongahela  Power's  sister operating  company,  Potomac
Edison,  provides electric service to approximately  100,000
West Virginia customers.

     Monongahela Power will operate the gas and electric utilities using shared resources, such as computer systems, billing systems, buildings, trucks, equipment, labor, accounting and other central services, to the greatest extent practicable. It is anticipated that Allegheny Energy Service Corporation ("AESC"), Allegheny's service company, will continue to operate Mountaineer Gas with Mountaineer Gas employees. Employees will be given credit for prior service under all employee benefit plans or, for union employees, to the extent permissible under the existing Collective Bargaining Agreement and applicable law.

     It is anticipated that gas will be supplied from the existing gas supply agreements or as acquired under new contracts. Allegheny has entered into a Gas Sales and Purchase Agreement with ECA ("Gas Agreement"). The Gas Agreement provides for an annual contract volume of up to
3.99 million Dth at indexed prices. Under the Gas Agreement, which will be assigned to Allegheny Supply, Allegheny may take gas for generation, to supply Mountaineer Gas and West Virginia Power gas customers or for resale.

     The acquisition of Mountaineer Gas strategically fits Allegheny and Monongahela Power as: i) the acquisition is accretive to earnings in year one (excluding transition expenses); ii) it provides Allegheny with 200,000 additional gas customers and the opportunity to cross sell electricity (when permitted by West Virginia) to 160,000 of those customers; iii) return exceeds Allegheny's cost of capital;
iv) it is located in the state of West Virginia where Allegheny is familiar with both the territory and the regulatory environment; v) significantly expands Allegheny's
gas   distribution   business  from  24,000   customers   to
approximately 224,000 customers; and, vi) provides Allegheny with 11.7 bcf of contracted gas storage. Upon completion of the Transaction, the gas utility operations of Monongahela
Power   will  consist  of  approximately  224,000  customers
throughout  West  Virginia,  11.7  billion  cubic  feet   of
contracted gas storage, 3,926 miles of gas pipelines, 375 wells in the Appalachian area, 790 square miles of service territory,<F4> with service centers in Beckley, Charleston, Elkins, Huntington, Oak Hill, Palestine, Hugheston, Hinton, and Wheeling.

      The acquisition is part of a trend by energy holding companies to organize themselves as energy service providers, that is, providers of a total package of energy services rather than just merely suppliers of gas or electricity. The goal of an energy service provider is to retain its current customers and obtain new customers in an increasingly competitive environment by meeting customers' needs better than the competition. An energy service company can provide the customer with a low cost energy (i.e., gas, electricity, or conservation) option. This trend towards, and the need for, convergence of the former separate electric utility function and gas utility function into one energy service company was recently recognized by the Commission in the Consolidated Natural Gas Company order. In that order the Commission held that: "[i]t appears that the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy,

<F4> The total area of counties within which service is
provided totals 19,500 square miles.



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particularly  gas  and electricity."<F5> As with  Sempra, New
Century  Energies  and WPL Holdings, the  Transaction  gives
Monongahela Power and Allegheny a way to compete more effectively in the emerging energy services markets.

     For the period ended December 31, 1999, Mountaineer Gas had annual revenues of $174 million. Gas net utility plant will represent 16% of the total net utility plant of Monongahela Power and 3% of Allegheny Power's combined net utility plant, whereas electric net utility plant will represent 84% of the net utility plant of Monongahela Power and 97% of Allegheny Power's net utility plant. Operating revenues for the gas operations will make up approximately 22.5% of Monongahela Power's operating revenues and 7% of Allegheny Power's operating revenues. Electric operations will contribute 77.5% of Monongahela Power's operating revenues and, when combined with other companies in the Allegheny Power family, will contribute 93% of Allegheny Power's operating revenues. Gas customers will constitute 38% of Monongahela Power's customers and 13% of Allegheny Power's total customers. Electric customers will represent 62% of Monongahela Power's customers and 87% of all Allegheny Power customers.

     D.           Financing

     Allegheny seeks authorization to issue up to $162 million in long term debt securities. Additionally, Allegheny seeks authorization to make a capital contribution of up to $165 million to Monongahela Power. The contribution will funded by the requested debt securities issuance and $3 million in general funds. The contribution will be made in a combination of cash, guarantees, or loans.

     Monongahela Power seeks authority to issue up to $165 million in long term debt securities for the purpose of acquiring Mountaineer Gas. Additionally, Monongahela Power seeks authorization to issue loans and guarantees to Mountaineer Gas in an aggregate amount up to $100 million. The amount of loans and guarantees issued is contingent upon the amount of Mountaineer Gas' debt assumed in the Transaction. Monongahela Power has filed a concurrent-financing request with the Ohio Public Utility Commission. The West Virginia PSC does not require financing authorization requests. As proposed, the Transaction financing structure (wherein Allegheny and Monongahela Power jointly finance the acquisition) results in a more favorable debt to common equity ratio for Monongahela Power than would result from financing the entire Transaction purchase price with new Monongahela Power debt. This is true whether only the current Transaction is considered or if the upcoming required restructuring of the electric generation assets that both the Ohio PUC and the West Virginia PSC have approved is also considered. Specifically, in a separate to-be-filed application which will impact the debt / common equity ratio, Monongahela Power will be requesting Commission authority to transfer its generation assets and related liabilities to Allegheny Supply in a manner consistent with the methodology used by Potomac Edison and West Penn Power. See Order Approving Transfer of West Penn Assets, Holding Co. Act Release No. 27101 (November 12,

<F5>  See Consolidated Natural Gas Co., Holding Co. Act Release
No. 26512 (Apr. 30, 1996).

1999),  and  see Notice, In re Potomac Edison's  Request  to
Transfer Assets, Holding Co. Act Release No. 27180 (June  5,
2000).

     Current projections show that under the proposed financing structure Monongahela Power's debt/common equity ratio would change from the pre-Transaction level of approximately 54% debt / 46% common equity to post Transaction level of approximately 55% debt / 45% common equity - well within the Commission required levels of approximately 70% debt / 30% common equity. Thereafter, it is estimated that after the required restructuring Monongahela Power's debt to common equity ratio will be reduced to approximately 62% debt / 38% common equity - still within the Commission's required levels. If the entire Transaction purchase price were financed with new Monongahela Power debt, similar debt/common equity ratio projections would be 65% debt / 35% common equity after the Transaction and 75% debt / 25% common equity after restructuring.

     Monongahela Power has received approval from the Ohio PUC to issue securities in connection with this Transaction. No authorization of the financing is required in West Virginia. In obtaining Ohio's approval Allegheny and Monongahela Power have made representations based upon the financing of the Transaction as set forth in this application. Additionally, the West Virginia PSC has issued an order approving the acquisition of Mountaineer Gas.
Allegheny and Monongahela Power representations in that proceeding were also based upon the financing of the Transaction as set forth in this application.

     Finally, upon completion of the Transaction, Mountaineer Gas seeks authority to issue, and Monongahela Power seeks authority to guarantee, up to $100 million in short-term debt securities. The short-term debt securities will be in the form of commercial paper and bank borrowings. The short-term debt securities will be used primarily for financing ongoing operations. The interest rates, fees, and expenses for all financing for which authorization is requested shall be comparable to those obtainable by comparable utilities issuing comparable securities with the same or similar terms and maturities. The terms and conditions of the Guarantees will be established through arm's-length negotiations based upon current market conditions. Any Guarantee issued will be without recourse to any of the Allegheny system operating companies to the extent not authorized under Rule 52 under the Act.

     E.   Capitalization Ratios

     The Transaction, when completed, will not impact the debt / equity ratios of Allegheny. Moreover, Monongahela Power , Allegheny, and all the subsidiaries thereof, will not undertake to issue any debt or engage in any transaction if such action would result in either Monongahela Power's or the consolidated system's debt / equity ratios falling below the Commission's debt / equity requirement of 30% common stock equity. Additionally, within sixty (60) days after the end of each financial quarter, Monongahela Power and Allegheny will provide the Commission with reports containing actual and pro forma capitalization ratio calculations in the same format that was provided in the confidential exhibit to this application for Allegheny on a consolidated basis and for Monongahela Power.



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Item No. 2.    Fees, Commissions and Expenses

      Fees and expenses in the estimated amount of $100,000 plus ordinary expenses of approximately $500 are expected to be incurred in connection with the preparation of this application. None of the fees, commissions, or expenses is to be paid to any associate or affiliate company of Allegheny or any affiliate of any such associate company except for legal, financial, and other services to be performed at cost.

Item No. 3.    Applicable Statutory Provisions

     The relevant standards for Commission review of this application are Sections 3(a), 6(a), 7, 9(a), 10, 11(b),
12(b), and 13(b) of the Act and Rules 45, 54, 90 and 91 under the Act. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the Transaction, such sections and rules should be considered to be set forth herein.

     A.   Section 3(a)(2)

      Section 3(a)(2) of the Act is applicable to the proposed transaction. Under section 3(a)(2), the Commission can exempt a holding company and its subsidiaries from any provision or provisions of the Act that would apply to such companies if it finds that "such holding company is predominantly a public-utility company whose operations as such do not extend beyond the state in which it is organized and states contiguous thereto . . ." unless it finds the exemption "detrimental to the public interest or the interest of investors or consumers." For the reasons set forth below, the standards of section 3(a)(2) are satisfied with respect to this Transaction and the requested exemption should be granted.

          1.       "Predominantly"

     In the Commission's Houston Industries order,<F6> which built on the Commission's reasoning and findings in the Northern States Power Company order,<F7> the Commission noted that:
     Section  3(a)(2) has no specific numerical  test
     to determine when a company is "predominantly" a
     utility rather than a holding company. In making
     this  determination,  the Commission  has  often
     used numerical indicators to compare the utility operations of the holding company, as a separate
     entity,  and  the  utility  operations  of   its
     subsidiaries, with the greatest emphasis  placed
     on  the relative gross revenues of the companies
     in  question.<F8>  Other indicia, such as operating
     income  and  utility  assets,  have  also   been

<F6> Holding Co. Act Release No. 26744 (July 24, 1997).
<F7> Holding Co. Act Release No. 22334 (Dec. 23, 1981).
<F8>  Citing Union Electric Co., 40  SEC  1072  (1964).  When
applying   these  criteria,  the  Commission  has  generally
granted exemptions where the ratio of the subsidiaries' gross utility revenues to those of its parent was not more than approximately 25%. See, e.g., Ohio Edison Co., Holding Co. Act Release No. 21019 (Apr. 26, 1979) (16.9%); Delmarva Power & Light Co., Holding Co. Act Release No. 19717 (Oct. 19, 1976) (25.8%); and Washington Gas Light Co., Holding Co. Act Release No. 1964 (Mar. 5, 1940) (23.7%). Exemptions have generally been denied in cases where this ratio was 35% or more. See, e.g., Union Electric Co., 5 SEC 252 (1939) (35.7%); and Wisconsin Electric Power Co., Holding Co. Act Release No. 8741 (Dec. 20, 1948) (54.7%).

     considered  in determining whether to  grant  an
     exemption.<F9>   .  in  considering   whether   the
     exemption  under section 3(a)(2)  is  available,
     [the  Commission]  must  "construe  the  statute
     according  to  a  fair  interpretation  of   its
     terms."<F10>
When applying these criteria, the Commission has generally granted exemptions where the ratio of the subsidiaries' utility operating income to that of the parent was not more than approximately 35%.<F11> Exemptions have generally been denied in cases where this ratio was 35% or more.<F12> As set forth below, this Transaction satisfies the Commission's criteria.
     In the Houston Industries case, Houston Industries Incorporated, an exempt public utility holding company, and
Houston   Power   &  Light,  its  electric  public   utility
subsidiary company, sought Commission approval to first merge (forming Houston Industries Incorporated) and then to have the surviving entity acquire NorAm Energy Corporation
("NorAm"), a gas utility company, as a new subsidiary.   The
Commission, after an examination of all of the factors it identified as indicative of the relative size of the utility operations of Houston Industries and NorAm, held that on the
basis   of  all  of  the  facts  and  circumstances  Houston
Industries was predominantly a utility rather than a holding
company  within  the  meaning of  section  3(a)(2).   As  of
December 31, 1996 and for the year then ended, NorAm's utility operating revenues equaled approximately 53% of
Houston Industries' operating revenues, NorAm's utility operating income was 24.3% of Houston Industries' utility operating income, and NorAm's utility assets were 18.1% of Houston Industries' utility assets. The Commission held that the ratios of operating income and utility assets were
consistent   with  ratios  in  prior  orders   granting   an
exemption.
     In   this   Transaction,  as  of  December  31,   1999,
     Mountaineer   Gas'  utility  operating  revenues   were
approximately 26% of Monongahela Power's operating revenues, its utility operating income was 15% of Monongahela Power's utility operating income, and its utility assets were 13% of
Monongahela  Power's utility assets.<F13>   In this case the

<F9> Citing Union Electric Co., 40 SEC 1072, 1077 (1962); and
Northern States Power Co., Holding Co. Act Release No. 22334
(Dec. 23, 1981).
<F10> Citing Union Electric Co., 5 SEC 252, 261 (1939).
<F11>  See,  e.g.,  Houston Industries Inc.,  Holding  Co.  Act
Release No. 26744 (July 24, 1997) (24.3%); Union Electric Co., 40 SEC 1072 (1964).; Ohio Edison Co., Holding Co. Act Release No. 21019 (Apr. 26, 1979) (16.9%); Delmarva Power & Light Co., Holding Co. Act Release No. 19717 (Oct. 19,
1976) (25.8%); and Washington Gas Light Co., Holding Co. Act Release No. 1964 (Mar. 5, 1940) (23.7%).
<F12>  See, e.g., Union Electric Co., 5 SEC 252 (1939) (35.7%);
and  Wisconsin Electric Power Co., Holding Co.  Act  Release
No. 8741 (Dec. 20, 1948) (54.7%).
<F13> It should be noted that by orders of the West Virginia PSC and the Public Utility Commission of Ohio, Monongahela Power
will  be  seeking  Commission  authority  to  transfer   its
electric generating assets to its generating affiliate Allegheny Energy Supply Company, LLC on or before February
1,   2001.   The   transfer  is  part  of   the   continuing
restructuring of the electric industry.

ratios are lower than the ratios in past cases where exemptions were granted. Additionally, Monongahela Power, with approximately 393,000 customers is approximately twice as large as Mountaineer Gas, which has approximately 200,000 customers.<F14>

     The   Commission,  in  Houston  Industries,  held  that
following the transaction: "Houston Industries would control
NorAm   and   enjoy   the  incidents  of  predominance"   as
established  in  prior cases.<F15>   In those prior  cases  the
Commission  relied  upon  the  comparison  of  the   utility
subsidiaries' gross operating revenues as a percentage of the gross operating revenues of the parent (the "gross-to-
gross  test").   In Houston Industries, on a  gross-to-gross
test basis, NorAm's gross operating utility revenues in 1996 were approximately 53% of those of Houston Lighting & Power. Stated differently, NorAm's gross operating utility revenues in  1996  were  34% of the combined gross utility  operating
revenues of Houston Lighting & Power and NorAm in 1996.   In
the present matter, as stated, on a gross-to-gross test basis, Mountaineer Gas' gross operating utility revenues in 1999 were approximately 24% of Monongahela Power's gross
operating  utility  revenues  and  represents  19%  of   the
combined gross utility operating revenues of Mountaineer Gas and Monongahela Power.

      The Commission has also made other comparisons of utility / combined utility operations. In Houston Industries the Commission found that NorAm accounted for approximately 15% of total combined utility assets (i.e., net property, plant and equipment) and approximately 20% of utility net operating income for 1996. In this case, as previously noted in Item No. 1, subsection C, for the period ended December 31, 1999, Mountaineer Gas' net utility plant represents 13% of the combined net utility plant of Mountaineer Gas and Monongahela Power after the proposed Transaction.

     Finally, as Monongahela Power will conduct far more utility business directly as an operating company as it existed immediately prior to the Transaction than it will conduct indirectly as a holding company (through ownership of Mountaineer Gas as a subsidiary), as held in Houston Industries, the fair interpretation of "predominantly" dictates that Monongahela Power be viewed as predominantly a public-utility company and not a holding company. As demonstrated, the Commission's prior holding that Houston Industries would "enjoy the incidents of predominance" as NorAm's gross utility operating revenues would constitute a clear minority of the combined gross utility operating revenues is equally applicable to Monongahela Power in this proposed Transaction. Applicants conclude that this Transaction and application satisfies the Commission's

<F14>  In  Houston Industries the Commission noted that Houston
Industries' utility operations were entirely electric and NorAm's were entirely gas, a comparison of units of energy
sold   is  not  relevant  and  because  Houston  Industries'
customer mix is significantly different from that of  NorAm, the  relative number of customers is not indicative  of  the
size of the two utility businesses.   Similarly, Monongahela
Power's utility operations are almost entirely electric but for 24,000 newly acquired gas customer resulting from the acquisition of West Virginia Power, and Mountaineer Gas' are entirely gas, a comparison of units of energy sold is not relevant and because the customer mix is significantly different from that of Mountaineer Gas, the relative number of customers is also not indicative of the size of the two utility businesses.
<F15> Houston Industries Inc., Holding Co. Act Release No. 26744
at pg. 14.

requirements for a Section 3(a)(2) exemption, as Monongahela Power's operations are, as demonstrated, predominant whether considered prior to or following the Transaction. Accordingly, the Section 3(a)(2) exemption should be granted.

          2.       Contiguity

     Eligibility  for  a  Section  3(a)(2)  exemption   also
includes the requirement that the holding company be "a public-utility company whose operations as such do not extend beyond the State in which it is organized and States
contiguous  thereto."   Mountaineer Gas'  will  continue  to
operate in West Virginia. Ohio is contiguous to West Virginia. However, it is not required that Mountaineer Gas operate in Ohio. In Union Electric Co.,<F16> the Commission noted that in Section 3(a)(2) "there is not a single word referring to subsidiaries but that various other sections of the Act (including Section 3(a)(1)) specifically refer to the operations, activities or place of incorporation of the subsidiaries of the holding company seeking exemption."

     In prior orders, the Commission concluded that "it is plain that under that subsection [3(a)(2)] Congress intended us to ignore as irrelevant the place of operation of the operating subsidiaries of the holding company, and that we should in the instant case consider solely whether the
operations  of  Union  Electric  itself,  as  an   operating
company,   are  confined  to  the  state  of  Missouri   and
contiguous states."<F17>  In a later proceeding, the Commission
again   affirmed   that   "[c]ontiguity   of   the   utility
subsidiaries  is not required by paragraph  (2)  of  section
3(a)."<F18>   Applying the plain words of the Act, particularly
the  term  "as  such," Monongahela Power  will  satisfy  the
contiguity  requirement  because  its  operations  will   be
conducted exclusively in West Virginia and Ohio.

          3.   The Unless And Except Clause

     Under the "unless and except" clause of Section 3(a), the Commission would have the authority to revoke or deny Monongahela Power's Section 3(a)(2) exemption if the
Commission were to determine that the exemption is "detrimental to the public interest or the interest of investors or consumers." The Commission has rarely invoked this authority, and recent Commission orders granting
Section 3 exemptions for combination gas and electric companies indicate that the Commission should not find the proposed transaction to be detrimental so as to justify invocation of the "unless and except" clause.

<F16> 5 S.E.C. 252 (1939).
<F17> This approach coincides with the Commission's intention to
flexibly  interpret  the  geographic  requirements  for   an
integrated  public-utility system under Section 2(a)(29)  of the Act. See 1995 Staff Report at 72-74 ("noting that the relevance of physical and geographic integration to a sound public-utility industry has diminished").
<F18>  In re Northern States Power Co., Holding Co. Act Release
No. 22334 (December 23, 1981) (approving the acquisition  by a holding company of a subsidiary and allowing the holding company to maintain exempt status pursuant to Section
3(a)(2),   notwithstanding  that  the  new  subsidiary   had
operations  in  states  non-contiguous  to  the   state   of
organization of the holding company). See also, however,  In re  Eastern Pub. Serv. Co., Securities Act Release No.  1973
(1940).

     In the past, the Commission disfavored combination gas and electric systems, even among exempt holding companies.<F19> Moreover, Section 11 of the Act restricts combining gas and
electric  systems  in  registered  holding  companies.   The
Commission  has  explicitly  stated,  however,  that   "this
Section  11]  standard  is not in  terms  applicable  to  an
application   for  exemption  under  3(a)(2),   since   that
provision does not require that the system be a single integrated system, but rather that it be predominantly a public-utility company."<F20> The Commission has further noted that "in a number of prior cases, the Commission has held that combination companies may receive an exemption even though they did not meet the single integrated system standard of Section 11(b)(1).<F21> Indeed, the Commission has recognized that while its past effort to further public and consumer interest by keeping electric and gas systems separate may have been "[v]alid and constructive . . .in its day, that approach may now be outmoded."<F22>

     The Commission has noted that the "broad and flexible language" of the "unless and except" clause should be read "in a way that makes economic and social sense in the light
of  contemporary  realities."<F23>   In recent proceedings  the
Commission  has  determined that one  of  the  "contemporary realities" to consider in deciding whether an exemption would be contrary to the public interest is "the protection afforded to investors, consumers, and the public by the
existence  of vigorous state regulation."<F24>   The Commission
has granted exemptions to combination electric and gas companies where it has found that the existence of local and state regulation of the utility industry was sufficient to ensure that the interests of consumers, investors and the public would be protected.<F25> These decisions were based on an earlier statement by the Commission that competition in the energy industry is a "question of state policy" and that the conclusions of local officials "should be given great weight in determining whether the public interest would in fact be adversely affected."<F26>


<F19> In re Illinois Power Co., 44 S.E.C. 140 (1970).
<F20> In re Delmarva Power & Light Co., Holding Co. Act Release
No.19717 (October 19, 1976).
<F21>  Id.
<F22>  Union Elec. Co., 45 S.E.C. 489 (1974), aff'd without
opinion sub nom. City of Cape Girardeau v. S.E.C., 521 F.2d
324 (D.C. Cir. 1975).
<F23> Id.
<F24>  WPL  Holdings, Inc., Holding Co. Act Release  No.  24590
(February 26, 1988).
<F25> This deference to local officials and increased acceptance of combined gas and electric systems were reflected in the 1995 Staff Report. See, e.g., 1995 Staff Report at 74-76. In light of the recommendations and the approach of the 1995 Staff Report, and considering the numerous instances where the Commission has exempted combination companies in the past, the proposed transaction should not raise any concerns that it is detrimental to interests of consumers, investors or the public. See also Dominion Resources Inc., Holding Co.
Act Release No. 24618 (April 5, 1988).
<F26> In re Northern States Power Co., 36 S.E.C. 1 (1954).

     The proposed transaction, and thus the resulting holding company structure, are subject to approval of the West Virginia PSC under whose regulatory both Monongahela Power and Mountaineer Gas operate, and, indeed, have received approval for this Transaction. The West Virginia PSC will retain jurisdiction over Monongahela Power and Mountaineer Gas. In this matter the grant of an exemption from the Act would not result in a regulatory gap and therefore, would not be detrimental to the public interest. Rather, the resulting holding company will serve the public interest and the interest of investors and consumers by producing a number of economies and efficiencies, similar to economies and efficiencies upon which the Commission has in the past looked favorably.<F27>

     Finally, and most significantly, the resulting holding company will permit both Monongahela Power and Mountaineer Gas to respond more rapidly and effectively to the changing nature of the electric and gas industries in the face of the convergence of the electricity and natural gas markets. Moreover, a holding company structure would give both Monongahela Power and Mountaineer Gas greater flexibility to take advantage of the lowest-cost financing opportunities that are specifically designed for their manifestly different utility businesses. In addition, the combination of Monongahela Power's electric market knowledge with Mountaineer Gas's wholesale gas operations and skills will help propel the combined company forward in the converging wholesale energy markets, benefiting investors.

     B.   Sections 6, 7 & 12(b)

     Allegheny's and Monongahela Power's request to issue debt securities are governed by sections 6(a) and 7 of the Act. Allegheny's request for authority to make capital contributions to Monongahela Power is governed by Rule 45(b)(4) under the Act. Allegheny's proposed loans to Monongahela Power, and Monongahela Power's proposed loan to Mountaineer Gas, together with the requested guarantee authority are governed by section 12(b) of the Act. Currently, the request by Mountaineer Gas to issue short-term debt securities is not exempt under Rule 52 as West Virginia does not exercise jurisdiction over such financing requests. However, should the West Virginia PSC authorize the financing as part of its order approving the acquisition the transaction would then be exempt under Rule 52. Section 6(b) applies to the short-term debt securities issuance, the loans and guarantees are subject to section 12(b).

     For  the  reasons set forth below, the requirements  of
Section 10(f) have been satisfied. Accordingly, the acquisition of Mountaineer Gas satisfies the integration standards and there is no basis for the Commission to make any of the negative findings enumerated in Section 10(b).


<F27>  See, e.g., In re Illinova Corp., Holding Co. Act Release
No. 26054 (May 18, 1994) (granting exemption requested in connection with a proposed merger based on an application that claimed that the new structure would create efficiencies and economies such as allowing the resulting companies to respond to competitive opportunities in the electric power industry and increasing the financial flexibility of the resulting companies).

     C.   Sections 9 & 10

     Under Section 10 the relevant provisions are set forth in subsections (b), (c), and (f). Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

     1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

     2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

     3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of such holding company system.

Section  10(f)  provides that the Commission  ".  shall  not approve  any  acquisition  ...  unless  it  appears  to  the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11." Finally, Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve: an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11;<F28> or the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest
by   tending  towards  the  economical  and  the   efficient
development of an integrated public-utility system.

     D.   Section 10(c)(2)

     The acquisition of Mountaineer Gas will expand, broaden, and diversify Monongahela Power's customer base; enable the combined companies to offer their customers access to more comprehensive products and services than either company alone could offer; enhance through increased financial strength and stability Allegheny's ability to compete in the utility market as a diversified growth-oriented energy company; and provide operating efficiencies. The combination of Mountaineer Gas Company with Allegheny Power will provide efficiencies for the benefit of Mountaineer Gas customers and the stakeholders of Allegheny Power. Efficiencies will be realized through the sharing of resources and sharing of central services. Annual synergy savings of $9.7 million are expected as a result of these

<F28> No Section 8 issues are raised by this application
efficiencies and as a result of a one-time integration cost of $10 million.

     Allegheny and Monongahela Power recognize that the proposed acquisition initially confers the bulk of the quantifiable financial benefits (as more fully set forth in the following paragraphs) to the ratepayers of Mountaineer Gas. However, Applicants contend that the Transaction ultimately confers substantial long term benefits on the entire Allegheny system through increased energy (gas and electric) market share, fuel options (gas or coal), fuel source location, generation flexibility, and strategic growth opportunities. In addition, the acquisition of Mountaineer Gas will allow Monongahela and Allegheny to offer customers access to more comprehensive products and services than either company alone could offer. The retail natural gas experience and expertise of Mountaineer Gas will complement the electricity and telecommunications experience and expertise of the Allegheny system, offering improved capabilities in the delivery of a more complete range of products and services for all customers.

     These benefits in the long term will benefit the Allegheny system as a whole (including Mountaineer Gas), shareholders, customers, and employees. The synergy savings discussed herein reflect those savings attributable to this Transaction. No synergy savings have been calculated for, or attributed to, the co-ordination of Mountaineer Gas and West Virginia Gas as the recentness of the West Virginia Gas acquisition, the differing entity sizes, customer base, and revenue streams combine to make any such calculation too speculative to be relied upon.

     The Transaction will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by
Section 10(c)(2) of the Act. Benefits and related costs of this Transaction occur as a result of the integration of the two utilities, Mountaineer Gas and Monongahela Power.

     The Transaction will produce economies and efficiencies more than sufficient to satisfy the standards of Section 10(c)(2), described above. Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.<F28> Some potential benefits cannot be precisely estimated;
nevertheless  they  too  are  entitled  to  be   considered:
"[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies
will   suffice   even   when   these   are   not   precisely
quantifiable."<F29>

      As in Energy East,<F30> New Century Energies,<F31> and WPL
Holdings,<F32> here are significant economies and competitive advantages inherent in a combined gas and electric utility

<F28> See American Electric Power Co., 46 SEC 1299, 1320-1321
(1978).
<F29> Centerior Energy Corp., Holding Co. Act Release No. 24073
(April 29, 1986).
<F30> See Holding Co. Act Release No. 27128 (February 2, 2000).
<F31> Holding Co. Act Release No. 26748, (Aug. 1, 1997).
<F32> See, e.g., WPL Holdings, Inc., Holding Co. Act Release No.
26856 (Apr. 14, 1998), aff'd sub nom., Madison Gas and
Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999).

as contrasted to a utility offering only electric or gas. Monongahela Power presently serves 24,000 gas and 351,000 electric customers in West Virginia. Mountaineer Gas serves
approximately   200,000  customers.   The   integration   of
operations and services will result in substantial   savings
and efficiencies.<F33> Operation of Mountaineer Gas on a stand-alone basis would result in the loss of these economies and the resulting savings and other benefits. Lost economies would arise from the need to replicate services such as
management,  procurement,  materials  management,   finance,
accounting,   legal,  customer  service,  engineering,   and
construction.   Additionally, there would be losses  related
to economies of scale, the costs of reorganization, and other factors - all of which would be immediate and substantial.

     Applicants estimate that the Transaction will result in annual direct and indirect savings of approximately $10 million per year.<F34> Specifically, annual direct savings will result from savings in: General Operations - $1.5 million; Call Center Operations - $1.2 million; Accounting and Finance - $1.2 million; Executive Compensation - $1 million; Marketing - $750,000; Information Systems - $600,000; and, Human Resources - $400,000. Annual indirect savings will result from savings in: the Online Service System - $1.5 million; Management Fees - $720,000; TCO refund - $500,000; Materials and Supplies - $300,000; and, Property Taxes - $100,000.<F35> These savings are offset in the first year by the costs to achieve the acquisition. This consists of costs
such  as   investment bankers' fees, attorney and accountant
fees,  and  severance  and other employee  reduction-related
costs.   In addition to the benefits described above,  there
are  other general benefits which, while presently difficult
to  quantify,  are  nonetheless  substantial.   These  other
benefits include competitive rates and services, increased size and stability, diversification of service territory, fuel  and  non-fuel  purchasing economies,  coordination  of
diversification    programs,    complementary    operational
functions and complementary management.

     The expected savings, when projected over a five to ten years period amount to approximately $40 million ($10 million for five periods ($50 million) offset by an initial acquisition cost of $10 million). The savings levels are comparable to the savings claimed in a number of recent acquisitions approved by this Commission. Specifically, the Commission approved the savings claimed by: Energy East;<F36> New Centuries Energies (projected savings of $769 million over  10  years);<F37> Kansas Power and Light Co.,<F38> (expected

<F33> See Exhibit D-6, Allegheny Power Acquisition of
Mountaineer Gas Company Cost Study ("Cost Study"). Note, due to the recentness of the acquisition, the cost study does not take into account savings, if any, achieved relating to the acquisition of West Virginia Power's Gas
Division.
<F34> Id.
<F35> Id., at pages 5 - 9.
<F36> Holding Co. Act Release No. 27128 (February 2, 2000).
<F37> Holding Co. Act Release No. 26748, (Aug. 1, 1997).
<F38> Holding Co. Act Release No. 25465 (Feb. 5, 1992).

savings  of  $140 million over five years); IE Industries,<F39>
(expected  savings of $91 million over ten  years);  Midwest
Resources<F40> (estimated savings of $25 million over five years).

     Additionally, both electric and gas customers will benefit from real savings expected to be achieved by consolidated Meter Readings, Treasury, Legal and Auditing functions, Disaster Recovery (i.e., services to ensure that the system would be able to continue to operate in the event of a disaster); Automated Mapping/Facilities Management System ("AM/FM System"); Office Supply Purchases (i.e., as a stand-alone company, the gas system would also experience a loss in advantage when bargaining for supplies, which would result in increased costs); and Audit Fees. Substantial benefits are expected to result from reduced costs associated with financing day to day operations.
Mountaineer Gas currently has a high cost of debt. Allegheny and Monongahela Power have a lower cost of debt. A refinancing of Mountaineer Gas' debt would result in additional annual savings.

     E.        Section 11(b)

          1.   Integrated Public Utility System Requirement

     The Act generally confines the utility properties of a registered holding company to a "single integrated public-
utility   system,"   either  gas  or  electric.<F41>   Section
(2)(29)(A) defines an integrated public-utility system, as applied to electric utility properties, to mean:

     a system consisting of one or more units of generating plants and/or transmission lines or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operations to a single area or

<F39> Holding Co. Act Release No. 25325 (June 3, 1991).
<F40> Holding Co. Act Release No. 25159 (Sept. 26, 1990).
<F41>  The  limitation  is  intended to  eliminate  evils  that
Congress found to exist "when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties." Section 1(b)(4). Congress believed that, "in the absence of clearly overriding considerations a utility system should have a
management   single-mindedly  devoted   to   advancing   the
interests  of  its investors and consumers and not  engaged,
through  the  means  of  the  holding  company  device,   in
operating other utility or non-utility businesses." See  SEC
v. New England Electric System, 41 S.E.C. 888 (1964), rev'd, SEC v. New England Electric System, 346 F.2d 399 (1st Cir.
1966), rev'd and remanded, 384 U.S. 176 (1965), on remand, 376 F.2d 107 (1st Cir. 1967), rev'd, 390 U.S. 207 (1968).
The "other business" clauses of section 11(b)(1) further limit the nonutility businesses of a registered holding
company  to  those  that  are  "reasonably  incidental,   or
economically necessary or appropriate to the operations of such integrated public-utility system," on a finding by the Commission that the interests are "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the integrated system.

     region,  in  one  or more States, not so  large  as  to
     impair  .  .  . the advantages of localized management,
     efficient   operations,  and   the   effectiveness   of
     regulation.

Section   2(29)(B)  defines  an  integrated   public-utility
system, as applied to gas utility properties, to mean:

     a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair ... the advantages of localized management, efficient operations, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The  combined  system will meet the standard  set  forth  in
Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission. Commission precedent and current technological realities indicate that the Allegheny gas utility system will operate as a coordinated system confined in its operation to a single area or region because it will derive natural gas from a common source of supply. None of the Act, the Commission's orders and rulings or no-action letters of the Commission's staff provide a definition as to what constitutes a "common source of supply." The Commission has not traditionally required that the pipeline facilities of an integrated system be interconnected, and instead has looked to such issues as from whom the distribution companies within the system receive much, although not all, of their gas supply. The Commission also has considered purchases of gas from a common pipeline as well as from different pipeline's when the gas originates from the same gas field in determining a common source of supply. Since the time of most of these decisions, the state of the art in the industry has developed to allow efficient operation of systems whose gas supplies derive from many sources.

           Upon completion of the Transaction, Monongahela Power's West Virginia Gas Division and Mountaineer Gas' operations will form an integrated utility system in accordance with the requirements of Section 2(a)(29)(B). The two operations are physically connected through the
Columbia Gas Transmission, Columbia Gulf Transmission, and Tennessee Gas pipelines. Through these systems, Monongahela Power's West Virginia Gas Division and Mountaineer Gas derive gas from common sources of supply in the Gulf Coast Basin and the Appalachia Basin. Monongahela Power's West Virginia Gas Division and Mountaineer Gas may also derive gas from common sources through two exclusively West Virginia pipelines - the Cranberry Pipeline and the Gas Transport Pipeline. The gas utility operations of Monongahela Power's West Virginia Gas Division and Mountaineer Gas are limited to West Virginia.

     In view of the separate definitions and their differing criteria, the Commission has traditionally held that gas and electric properties do not together constitute an integrated
system.<F42>   An exception to this requirement is provided in
Section  11(b)(1),  collectively the "A,B,C  Clauses."   The

<F42> SEC v. New England System, 384 U.S. at 178, n. 7.

Commission has stated that the Act does not prohibit ownership of combination gas and electric systems, but rather specifies the showings that must be made by an applicant to justify ownership of such properties.<F43>

     Section 11(b)(1) of the Act allows a registered holding company to retain "one or more" additional integrated systems if the Commission finds that:

     (A) Each of such additional systems cannot be operated as an independent system without the loss of substantial economies, which can be secured by the retention of control by such holding company of such system;

     (B)  All  of such additional systems are located in one
          State, adjoining States, or a contiguous foreign country; and

     (C) The combination of systems under the control of a single holding company is not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation.

      In its 1995 Report, the Division recommended that the Commission "liberalize its interpretation of the `A-B-C'
clauses."<F44>   In  recent  years  the  Commission  has   been
presented  with  several  opportunities  to  implement   the
Division's recommendations as to the appropriateness of combination electric and gas companies under the Act.
Following   the  Division's  recommendation  to   liberalize
interpretation of Section 11, the Commission has approved a number of convergence mergers, clarifying that the Act "does not prohibit ownership of combination gas and electric systems."<F45>

      In  approving  the  formation and acquisition  of  New
Century Energies, Inc., as a combination gas and electric registered holding company, the Commission stated:

     The Commission has previously taken notice of developments that have occurred in the gas and electric industries in recent years, and has interpreted the Act and has analyzed proposed transactions in light of these changed circumstances. . . . The gas and electric
     industries are converging, and, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they

<F43> Id.
<F44>  The  Regulation  of  Public-Utility  Holding  Companies,
Division of Investment Management, Securities and Exchange Commission (June 1995) ("1995 Report") at 74.
<F45>  See  New Century Energies, Inc., Holding Co. Act Release
No.  26748, File No. 70-8787 (Aug. 1, 1997).  See, e.g., WPL
Holdings, Inc., Holding Co. Act Release No. 26856 (Apr.  14,
1998), aff'd sub nom., Madison Gas and Electric Company v. SEC, 168 F.3d 1337 (D.C. Cir. 1999); CINergy Corp., Holding Co. Act Release No. 26934, File No. 70-8427 (Nov. 2, 1998);
Conectiv Inc., Holding Co. Act Release No. 26832, File No. 70-9069 (Feb. 25, 1998).

     would be together. This factor adds to the quantifiable loss of economies caused by increased costs.<F46>

Most importantly, the Commission distanced itself from earlier, more restrictive precedent stating:

     In the 1960s, when the [New England Electric System ("NEES")] . . . case was decided, utilities were
     primarily    franchised   monopolies    with    captive
     ratepayers, and competition between suppliers of gas and electricity, however limited, was virtually the only source of customer choice and was thus deemed beneficial to energy consumers. The fact that other gas utilities of comparable size could operate successfully on an independent basis was evidence that a gas system could also operate on its own, a desirable result, without a substantial loss of economies. The empirical basis for these assumptions, however, is rapidly eroding. Although franchised monopolies are still the rule, competition is increasing. Increased expenses of separate operation may no longer be offset, as they were in New England Electric System, by a gain of qualitative competitive benefits, but rather may be compounded by a loss of such benefits . . . .<F47>

In WPL Holdings, the Commission applied the formula it had used to calculate lost economies in New Century Energies. In addition to examining the increased costs of the gas operations as calculated in the applicants' study, the Commission recognized that "other factors operate to compound the loss of economies represented by increased costs." In particular, the Commission referred to the retention of gas assets as offering applicants the ability to compete more effectively in the emerging energy services market. The United States Court of Appeals for the District of Columbia has upheld the Commission's re-interpretation of the A-B-C clauses and Section 11.<F48>

     In   HCAR   No.35-27121,  the  Commission   held   that
Monongahela Power satisfied the Commission's integration requirements.<F49> That finding is equally applicable here. In
this   application,  a  determination  is   necessary   that
Allegheny's acquisition of Mountaineer Gas satisfies the Commission's integration requirements for a gas utility and
the   A-B-C   Clauses.   As  set  forth  in  the   following
discussion,  the acquisition of Mountaineer  Gas   satisfies
the integration standards for the following reasons:

<F46>  See  New Century Energies, Inc., Holding Co. Act Release
No.  26748,  File No. 70-8787, text and nn. 59-60  (Aug.  1,
1997). See also CINergy Corp., Holding Co. Act Release No. 26934, File No. 70-8427 (Nov. 2, 1998); WPL Holdings, Inc.,
Holding Co. Act Release No. 26856 (Apr. 14, 1998).
<F47>  See  New Century Energies, Inc., Holding Co. Act Release
No. 26748.
<F48> See Madison Gas and Electric Company v. SEC, 168 F.3d 1337
(D.C. Cir. 1999) (affirming WPL Holdings, Inc. and the Commission's expansive interpretation of Section 11).
<F49> Holding Co. Act Release No. 35-27121 (December 23, 1999).

           (1) Mountaineer Gas and Monongahela Power operate in a
               "single area or region" as both are located in West Virginia and are within the five state region in which Allegheny Power operations;

           (2) substantial economies achievable through combining functions in such areas as management, procurement, materials management; customer service, finance, accounting, legal, engineering, and construction would be lost if Mountaineer Gas were operated in a stand alone capacity; and

           (3) the area or region is not "so large as to impair . . . the advantages of localized management, efficient operation, and the effectiveness of regulation." To the contrary, the day-to-day operations of Mountaineer Gas will be under the direction of an on-site management team acting in coordination with Allegheny Power 's utility operations in order to promote efficiency.

Mountaineer Gas will continue to be subject to effective local regulation by the West Virginia PSC and the Ohio
Public Utility Commission.

      For the foregoing reasons, the Commission should find that the standards of Clause A are satisfied. Mountaineer Gas operates in West Virginia's southern, northern and eastern counties. Monongahela Power operates substantially in the eastern and northern counties of West Virginia. As both utilities operate within the same state, West Virginia, clause B is satisfied.

      Finally, acquisition of Mountaineer Gas satisfies the remaining clause of Section 11(b)(1). Under Clause C, the combination  of  systems under the  single  control  of  the
Applicant, including Mountaineer Gas' gas utility system, will not be so large (given the state of the art and the region or area affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation. The Commission has determined previously that the relevant consideration is not size alone, or size in any absolute sense, either big or small, but size in relation to its effect, if any, on localized management, efficient operation, and effective regulation. The operation of the gas system of Mountaineer Gas as a subsidiary of Monongahela Power would not adversely impact its operations.

      After the Transaction is completed, Mountaineer Gas will be managed out of Charleston, West Virginia. Management will remain geographically close to the service area as Mountaineer Gas provides service virtually across the state. Currently, the management and executives of Mountaineer Gas are located in Denver, Colorado. After the Transaction, management will all be located in West Virginia. The resources of Allegheny will be used to supplement and aid service efforts; the gas system is expected to be operated by the employees who currently perform those services. It is contemplated that in the future all customers will have access to Allegheny's 24-hour customer service center located in West Virginia, providing customers with a single point of contact for all of their energy needs. Thus, the advantages of local management will not only be preserved but will be enhanced by this Transaction of Monongahela Power. Additionally, the management of Mountaineer Gas will be aligned and coordinated with that of the existing West Virginia Power gas division.

      With respect to regulatory effectiveness, as noted the West Virginia PSC has and will continue to regulate Mountaineer Gas and Mongongahela Power. Thus, the
Transaction will not alter the West Virginia PSC's regulatory effectiveness. The Transaction has not raised undue regulatory concerns in West Virginia where Monongahela Power and Mountaineer Gas have filed a joint request for approval with the West Virginia PSC.

     As Monongahela Power is West Virginia Gas Division and Mountaineer Gas will, to the extent practicable, be operated as a combined gas operation other synergies will be realized. This would result in decreased costs for each of the gas utilities as they would be able to share costs not only with each other, but also with the electric system and accordingly spread those costs across a larger base.

      As earlier noted, Applicants have estimated that the Transaction would result in annual direct savings as follows: General Operations - $1.5 million; Call Center Operations - $1.2 million; Accounting and Finance - $1.2 million; Executive Compensation - $1 million; Marketing - $750,000; Information Systems - $600,000; and Human Resources - $400,000; Annual indirect $1.5 million; and
Management  Fees  -  $720,000.    The  savings   from   the
coordinated  operations  of Mountaineer  Gas  and  the  West
Virginia Power Gas Division are in addition to these estimates.

      The  separation  of  the  gas  operations  would  also
significantly reduce Monongahela Power's and Allegheny's ability to compete in the marketplace. As noted, the gas and electric industries are converging, companies in the retail energy delivery business must be able to offer customers a range of options to meet their energy needs as well as have diversified generation options. Separation reduces the opportunity to package and / or bundle services to customer thereby reducing opportunities for cross selling and marketing in the emerging markets. Finally, the separation of Mountaineer Gas and West Virginia Gas would result in increased intra company competition resulting in a loss of benefits.

      In summary, the Transaction does not give rise to any of the abuses, ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation that Section 11(b)(1) of the Act prohibits. Accordingly, the Commission should approve the Transaction.

     F.   Section 13(b) Compliance

     Section 13(b) of the Act provides that:

            it shall be unlawful for any subsidiary company of any registered holding company or for any mutual service company, by use of the mails or any means or instrumentality of interstate commerce, or otherwise, to enter into or take any step in the performance of any service, sales, or construction contract by which such company undertakes to perform services or construction work for, or sell goods to, any associate company thereof except in accordance with such terms and conditions and subject to such limitations and prohibitions as the Commission by rules and regulations or order shall prescribe as necessary or appropriate in the public interest or for the protection of investors or consumers and to insure that such contracts are performed economically and efficiently for the benefit of such associate companies at cost, fairly and equitably allocated among such companies.

Any transactions between Allegheny Energy Supply Company, LLC. and Mountaineer Gas related to gas acquired by one or the other under the Gas Agreement, or the provision of other services, shall be in compliance with section 13(b) of the Act and Rules 90 and 91 under the Act.

          G.   Rule 54 Compliance

     Rule 54 provides that the Commission, in determining whether to approve certain transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs"), will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. At December 31, 1999, Allegheny's average consolidated retained earnings was approximately $897million, and Allegheny's aggregate investment in EWGs and FUCOs was approximately $4.2 million. Accordingly, Allegheny may invest up to approximately $448.5 million or an additional $444.3 million (50% of Retained Earnings less existing investment) in EWGs and FUCOs as of December 31, 1999. When the Transaction is consummated, for purposes of compliance with Rule 54, Allegheny's aggregate investment in EWGs and FUCOs will not exceed 50% of its consolidated retained earnings and the provisions of Rule 53(a) will be satisfied. Allegheny further states that none of the conditions set forth in rule 53(b) exist or will exist as a result of the proposed Transaction. Therefore, Rule 53(c) is inapplicable.

Item No. 4.    Regulatory Approvals

       Allegheny's acquisition of the securities of Mountaineer Gas is subject to approval by the West Virginia PSC. A petition for approval of the proposed acquisition of utility assets has been filed with the West Virginia PSC. A joint stipulation agreement relating to post transaction operation of Mountaineer Gas has been executed by Allegheny Power, Eastern Systems Corporation, Independent Oil & Gas Association, Weirton Steel Corporation, the West Virginia PSC Consumer Advocate Division, and the West Virginia Public Service Commission Staff. The joint stipulation agreement will have minimal impact on the efficiencies that will be realized as a result of the integration of Mountaineer Gas and Allegheny Power. On May 11, 2000, the West Virginia PSC approved the stipulation and proposed acquisition.<F50>

<F50>  See Exhibit D-2 Order of the West Virginia Public Service
Commission.

     On the federal regulatory level, a filing has been made with the Department of Justice under Hart-Scott-Rodino. The Justice Department requested, and Allegheny and Mountaineer Gas furnished, additional information on the transaction. The thirty-day period for action has now expired. A filing has been made with the Federal Communications Commission for transfer of related communication licenses incidental to operation of the utility assets being acquired. The Federal Communications Commission has re-issued those licenses to reflect this Transaction. Other than the above agencies, no other state or federal commission, other than this Commission, has jurisdiction over the Transaction.

Item No. 5.    Procedure

      It  is  requested that the Commission's order granting
this  Application  /  Declaration  be  issued  as  soon   as
practicable but not later July 1, 2000, inasmuch as  closing
is   anticipated  for  July  2000.   There  should   be   no
recommended decision by a hearing or other responsible officer of the Commission and no 30-day waiting period between the issuance of the Commission's order and its effective date. Applicant consents to the Division of Corporate Regulation's assisting in the preparation of the Commission's decision and order in this matter, unless the Division opposes the Transaction covered by this application-declaration.

Item No. 6.    Exhibits and Financial Statements

          (a)  Exhibits

               B-1  Stock Purchase Agreement (filed July 13,
                    2000)

               B-2  Affidavit of Peter J. Dailey (filed July
                    13, 2000)

               D-1  Application to the West Virginia Public
                    Service Commission (filed July 13, 2000)

               D-2  Order   of  the  West  Virginia   Public
                    Service Commission
                    (filed July 13, 2000)

               D-3  Hart-Scott  Rodino  Notification  Filing
                    (filed July 17, 2000)

               D-4  Application      to     the      Federal
                    Communications Commission (filed July 13, 2000)


               D-5  Order   of  the  Federal  Communications
                    Commission (re-filed via Form SE August 2, 2000)

               D-6  Allegheny    Power    Acquisition     of
                    Mountaineer Gas Company Cost Study (re-filed August 2, 2000)

               E Map showing combined service territory of Monongahela Power and Mountaineer Gas
                    (gas and electric) (to be filed by paper on Form SE)
                    (filed July 17, 2000)

               F    Opinion of Counsel
                    (filed July 13, 2000)

               G    Financial  Data Schedules   (filed  July
                    17, 2000)

               H    Form of Notice  (filed Feb. 4, 2000)

          (b)  Financial Statements

               FS-1 Monongahela Power  balance sheet, per books and
                    pro forma (filed July 17, 2000)

               FS-2 Monongahela Power statement of income and retained
                    earnings, per books and pro forma (filed July 17,
                    2000)

Item No. 7.    Information as to Environmental Effects

          (a) For the reasons set forth in Item 1 above, the authorization applied for herein does not require major federal action significantly affecting the quality of the human environment for purposes of Section 102(2)(C) of the a National Environmental Policy Act (42 U.S.C.
               4232(2)(C)).

          (b)  Not applicable.

                          SIGNATURE

      Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ALLEGHENY ENERGY, INC

                              /s/ THOMAS K. HENDERSON


                              By _____________________________
                                 Thomas K. Henderson


                              MONONGAHELA POWER COMPANY

                              /s/ THOMAS K. HENDERSON

                              By _____________________________
                                 Thomas K. Henderson

Dated:  August 3, 2000